SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

 MPF-NY, 2007; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC;
  MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF
 Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Acquisition Co. 3,
         LLC; MP Value Fund 5, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                             Copy to:
Christine Simpson                            Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP               MacKenzie Patterson Fuller, LP
1640 School Street                           1640 School Street
Moraga, California  94556                    Moraga, California  94556
(925) 631-9100 ext.224                       (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction                  Amount of
                       Valuation*                 Filing Fee
                       ----------                 ----------

                      $1,312,500                    $40.29

* For purposes of calculating the filing fee only. Assumes the purchase of 750,000 Shares at a purchase price equal to $1.75 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $40.29
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: SEPTEMBER 21, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY, 2007; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Acquisition Co. 3, LLC; and MP Value Fund 5, LLC (collectively the "Purchasers") to purchase 750,000 Shares of common stock (the "Shares") in BellaVista Capital, Inc. (the "Partnership"), the subject company, at a purchase price equal to $1.75 per Share, less the amount of any dividends declared or made with respect to the Shares between September 21, 2007 (the "Offer Date") and October 31, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 100,000 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,349,232 Shares, or approximately 9.6% of the total outstanding Shares. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 10,000 SHARES
MPF BADGER ACQUISITION CO., LLC - 5,000 SHARES
MPF DEWAAY PREMIER FUND 3, LLC - 20,000 SHARES
MACKENZIE PATTERSON SPECIAL FUND 5, LLC - 57,000 SHARES
MPF DEWAAY FUND 5, LLC - 8,000 SHARES

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007

MPF-NY, 2007; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President